Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation of our report dated March 15, 2007, with respect to the consolidated statements of operations, stockholder’s equity and cash flows for the period ended December 31, 2006 of Sparfacts Pty Ltd to be included in the Annual Report (Form 10-K) of Spar Group, Inc and subsidiaries for the year ended December 31, 2006.

/s/ Pitcher Partners

Melbourne, Australia
March 15, 2007